UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the Calendar Quarter Ended March 31, 2005

Dominion Resources, Inc.
Consolidated Natural Gas Company
(Name of registered holding companies)

120 Tredegar Street
Richmond, Virginia 23219
(Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI")(a)
Dominion Alliance Holding, Inc. ("DAH")	Energy Related	11/2000	Delaware	100%	Held an investment in Bridgeco for the purpose of developing the infrastructure necessary to operate the Alliance regional transmission organization.
Dominion Energy Technologies, Inc. ("DETI")	Energy Related	4/2001	Virginia	100%	Holds venture investments in energy technology companies.
Dominion Ohio ES, Inc. ("DOES")	Energy Related	5/2001	Ohio	100%	Provides engineering, construction and other services.
Dominion Technical Solutions, Inc. ("DTECH")	Energy Related	4/2002	Virginia	100%	Provides engineering, construction and other services.

ITEM 1 - ORGANIZATION CHART (CONTINUED)

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI") (a)
Dominion Energy, Inc. ("DEI") (a)
Dominion Energy Marketing, Inc. ("DEMI")	Energy Related	9/2000	Delaware	100%	Engages in the sale of energy on a portfolio basis.
Dominion Wagram, Inc. ("Wagram")	Energy Related	12/2001	North Carolina	100%	Holds contracts pertaining to a steam plant facility in Wagram, NC that serves Westpoint Stevens.
Dominion Energy Terminal Company, Inc. ("DETC")	Energy Related	2/2003	Virginia	100%	Holder of 20% general partnership interest in Dominion Terminal Associates. Primarily engages in coal terminal services.
Clearinghouse Ventures, Inc.	Energy Related	8/2003	Virginia	100%	Procurement of oil from selected foreign jurisdictions
Dominion Nuclear Projects, Inc. ("DNPI")	Energy Related	8/2003	Virginia	100%	Manage development of new nuclear generation facilities.
Dominion Nuclear North Anna, LLC ("DNNA")	Energy Related	8/2003	Virginia	100%	Entity seeking to obtain an early site permit for new nuclear generation at the North Anna site.

ITEM 1 - ORGANIZATION CHART (CONTINUED)

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI")(a)
Consolidated Natural Gas Company ("CNG")(a)
Dominion Field Services, Inc. ("Field Services")	Gas Related	3/1977	Delaware	100%	Engages in activities involving Appalachian natural gas supply, including gathering and administration of supply contracts.
Dominion Iroquois, Inc. (a)
Iroquois Gas Transmission System, L.P. ("Iroquois")	Gas Related	12/1989	Delaware Partnership	24.72%	Owns and operates an interstate natural gas pipeline that transports Canadian gas to utilities and power generators in New York and New England.
Dominion Greenbrier, Inc. ("Greenbrier")	Gas Related	11/2000	Virginia	100%	Owns 100% of Greenbrier Pipeline Company, LLC. (b)
Dominion Oklahoma Texas Exploration & Production, Inc. ("DOTEPI")	Gas Related	9/2001	Delaware	100%	Engages in natural gas and oil exploration and production.

ITEM 1 - ORGANIZATION CHART (CONTINUED)

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI")(a)
Consolidated Natural Gas Company ("CNG")(a)
Dominion Natural Gas Storage, Inc. ("DNGS")	Gas Related	11/2001	Delaware	100%	Owns gas storage facilities, a brine pipeline and a gas interconnect pipeline.
Dominion Cove Point, Inc. ("Cove Point")	Gas Related	8/2002	Virginia	100%	Owns an interest in Dominion Cove Point LNG, LP, a liquefied natural gas import facility.
Dominion Transmission, Inc. ("DTI") (a)
Tioga Properties, LLC ("Tioga")	Gas Related	6/2002	Delaware	100%	Owns a developmental underground natural gas storage system.
Dominion South Holdings I, Inc. ("South Holdings")	Gas Related	9/2004	Delaware	100%	Develop and own an interconnect between two non-affiliated gas pipelines.

(a) Directly or indirectly holds interests in energy-related or gas-related companies.

(b) Greenbrier Pipeline Company, LLC plans to develop, construct and own a pipeline to meet increased demand for natural gas in the Appalachian and Piedmont regions.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (c)

Company issuing security (Borrower)	Type of security issued	Principal amount of security	Issue or renewal	Cost of capital	Person to whom issued (Lender)	Collateral given with security	Consideration received for each security

None.

Company Contributing Capital	Company Receiving Capital	Type and Amount of Capital Infusion

None	None

(c) All of the following DRI Money Pool activity occurred from January through March 2005 for the participating energy-related and gas-related companies included in this U-9C-3.

DRI Money Pool
(In Thousands)

Company	Beginning Balance	Withdrawals	Contributions	Ending Balance

DAH	$ (6,612)	$ 41	$ --	$ (6,653)
DTECH	(2,388) (d)	3,041	4,683	(746)
Field Services	61,169	123,637	114,087	51,619
Dominion Iroquois, Inc.	6,788	1,191	--	5,597
Greenbrier	(28,561)	207	--	(28,768)
DOTEPI	(419,860)	204,807	120,807	(503,860)
DNGS	(19,537)	195	--	(19,732)
Cove Point	(159,006) (d)	24,789	20,773	(163,022)
Tioga	(3,581) (d)	110	--	(3,691)
South Holdings	(601) (d)	1,035	--	(1,636)

(d) During the first quarter of 2005, pursuant to a SEC order, certain DRI subsidiaries were approved to participate in the Dominion money pool. Borrowings from Dominion pursuant to a short-term demand note (shown as the beginning balance) were converted to Dominion money pool borrowings during the first quarter.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (continued)

Additionally, as of March 31, 2005 the following guarantees and letters of credit remained outstanding.

Guarantees
(In Thousands)

Company	Guarantor	Amount
Field Services	CNG	$260,100
DOTEPI	CNG	259,000
Cove Point	CNG	60,000
DNGS	CNG	265
DEMI	DRI	735,000
DETC	DRI	26,560

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies (e)

Reporting Company Rendering Service	Associate Company Receiving Service	Types of Services Rendered	Direct Costs Charged (f)	Indirect Costs Charged(f)	Cost of Capital(f)	Total Amount Billed (f)

DTECH	Fairless Energy, LLC(g)	Engineering Services	$2	$ --	--	$2
DTECH	Armstrong Energy Limited Partnership, LLLP(h)	Engineering Services	$1	$--	--	$1
DTECH	Dresden Energy, LLC(g)	Engineering Services	$6	$1	--	$7
DTECH	DTI(i)	Engineering Services	$12	$4	--	$16
DTECH	Dominion Elwood Services Company, Inc. (j)	Engineering Services	$2	$1	--	$3
DTECH	Kincaid Generation, L.L.C. (k)	Engineering Services	$182	$17	--	$199
Field Services	DTI(l)	Rental Fees	$2,535	$--	--	$2,535
Field Services	Dominion Appalachian Development Properties, L.L.C.(m)	Fuel Management Services	$14	$--	--	$14
Field Services	Dominion Exploration & Production, Inc(n)	Fuel Management Services	$54	$--	--	$54
Dominion Cove Point LNG, LP	DTI(o)	Engineering & Legal Services	$11	$--	--	$11

(e) As per Rules 80 and 81, natural gas supply, storage or transportation capacity transactions are not reported hereunder. Services provided by or to Dominion Resources Services, Inc. ("DRS") are billed pursuant to standard at-cost service agreements between DRS and Dominion Resources, Inc. subsidiaries. Information with respect to transactions under such agreements is not provided in this report, but is provided by Form U-13-60.

(f) Amounts shown are in thousands.

ITEM 3 - ASSOCIATE TRANSACTIONS (continued)

(g) Services provided by DTECH to Dresden Energy, LLC and Dominion Equipment III, Inc. as agent for Fairless Energy, LLC are provided pursuant to service agreements dated August 1, 2002 in the form of Exhibits D and E respectively, to the DRI Form U-9C-3 filed for the third quarter of 2002.

(h) Services provided by DTECH to Armstrong Energy Limited Partnership, LLLP are provided pursuant to service agreements dated August 1, 2002 in the form of Exhibit C to the DRI Form U-9C-3 filed for the third quarter of 2002.

(i) Services provided by DTECH to DTI are provided pursuant to a service agreement dated January 1, 2004 in the form of Exhibit C to the DRI Form U-9C-3 filed for the first quarter of 2004.

(j) Services provided by DTECH to Dominion Elwood Services Company, Inc. are provided pursuant to a service agreement dated November 1, 2004 filed in form Exhibit B, attached hereto.

(k) Services provided by DTECH to Kincaid Generation, L.L.C. are provided pursuant to a service agreement dated April 1, 2004 in the form of Exhibit C to the DRI Form U-9C-3 filed for the third quarter of 2004.

(l) Services provided by Field Services to DTI are provided pursuant to a service agreement dated April 23, 2001 in the form of Exhibit A(e) to the CNG Form U-9C-3 filed for the second quarter of 2002.

(m) Services provided by Field Services to Dominion Appalachian Development, Inc. are provided pursuant to a service agreement dated May 1, 2002 in the form of Exhibit A(g) to the CNG Form U-9C-3 filed for the second quarter of 2002.

(n) Services provided by Field Services to Dominion Exploration and Production, Inc. are provided pursuant to a purchase gas agreement dated July 21, 1998 filed in form Exhibit C, attached hereto.

(o) Services provided by Dominion Cove Point LNG, LP to DTI are provided pursuant to service agreements dated January 1, 2004 in the form of Exhibit B to the DRI Form U-9C-3 filed for the first quarter of 2004.

ITEM 3 - ASSOCIATE TRANSACTIONS (continued)

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies (e)
Associate Company Rendering Service	Reporting Company Receiving Service	Types of Services Rendered	Direct Costs Charged (f)	Indirect Costs Charged(f)	Cost of Capital(f)	Total Amount Billed (f)
The East Ohio Gas Company	Field Services (p)	Equipment Maintenance & Rebuild Services	$1	$ --	--	$1
DTI	Field Services (q)	Operations & Maintenance Services	$81	$6	--	$87
DTI	Dominion Cove Point LNG, LP (r)	Engineering, Operations & Maintenance Services	$1,8914	$57	--	$1,948
DTI	Tioga (s)	Administration, Engineering, Operations, Accounting, Marketing & Storage Services	$22	$2	--	$24
DTI	DNGS (t)	Engineering, Operations & Storage Services	$12	$3	--	$15
DTI	Dominion South Pipeline Company, LP (u)	Engineering & Business Development	$45	$6	--	$51
Dominion Exploration & Production, Inc.	DOTEPI (v)	Operations & Maintenance of Gas Properties	$9,869	$--	--	$9,869
Dominion Exploration & Production, Inc.	Stonewater Pipeline Company, LP (w)	Operations & Maintenance of Gas Properties	$56	$--	--	$56
Virginia Power Energy Marketing, Inc.	DETC (x)	Business Operations Support	$15	$2	--	$17

(p) Services provided by The East Ohio Gas Company to Field Services are provided pursuant to an agreement dated August 1, 2004 in the form of Exhibit D to the DRI Form U-9C-3 filed for the third quarter of 2004.

(q) Services provided by DTI to Field Services are provided pursuant to an agreement dated January 1, 2001 in the form of Exhibit A(i) to the CNG Form U-9C-3 filed for the second quarter of 2002.

(r) Services provided by DTI to Dominion Cove Point LNG, LP are provided pursuant to a service agreement dated August 30, 2002 in the form of Exhibit A(m) to the CNG Form U-9C-3 filed for the third quarter of 2002.

(s) Services provided by DTI to Tioga are provided pursuant to a service agreement dated July 1, 2002 in the form of Exhibit A(o) to the CNG Form U-9C-3 filed for the fourth quarter of 2002.

ITEM 3 - ASSOCIATE TRANSACTIONS (continued)

(t) Services provided by DTI to DNGS are provided pursuant to a service agreement dated December 1, 2001 in the form of Exhibit A(l) to the CNG Form U-9C-3 filed for the third calendar of 2002.

(u) Services provided by DTI to Dominion South Pipeline Company, LP are provided pursuant to a service agreement dated June 1, 2004 in the Exhibit B, to the DRI Form U-9C-3 filed for the fourth quarter of 2004.

(v) Services provided by Dominion Exploration & Production, Inc. to DOTEPI are provided pursuant to a Market Services Agreement dated November 1, 2001 in the form of Exhibit A(k) to the CNG Form U-9C-3 filed for the second quarter of 2002.

(w) Services provided by Dominion Exploration & Production, Inc. to Stonewater Pipeline Company, LP are provided pursuant to a service agreement dated September 1, 2004 in the form of Exhibit B to the DRI Form U-9C-3 filed for the third quarter of 2004.

(x) Services provided by Virginia Power Energy Marketing, Inc. to DETC are provided pursuant to a service agreement dated June 30, 2003 in the form of Exhibit D to the DRI Form U-9C-3 filed for the first quarter of 2004.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):
Total consolidated capitalization of DRI as of March 31, 2005	$28,344,166(y)		Line 1

Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	4,251,625		Line 2

Greater of $50 million or line 2		$4,251,625	Line 3

Total current aggregate investment: (categorized by major line of energy-related business)

Energy-related business by category
Category 2	10
Category 5	2,616,172
Category 6	134
Category 7	8,457
Category 8	11
Category 9	26,562

Total current aggregate investment (z)		2,651,346	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding system (line 3 less line 4)		$1,600,279	Line 5

Investments in gas-related companies (in thousands):
Total current aggregate investment: (categorized by major line of gas-related business) (aa)
Gas exploration and production	2,761,604
Gas sales and storage services	730,975
Gas transportation	54,346
		$3,546,660

(y) Includes short-term debt of $949,440.
(z) Includes guarantees of $761,560.
(aa) Includes guarantees of $579,365.

ITEM 5 - OTHER INVESTMENTS
Major Line of Energy- Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3 Report	Reason for Difference in Other Investment

None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

Balance sheets as of March 31, 2005 and income statements for the three months ended March 31, 2005 for the following companies are filed under confidential treatment pursuant to Rule 104(b):

DAH
DETI
DOES
Wagram
DTECH
DEMI
DETC
DNPI
DNNA
Clearinghouse Ventures, Inc.
Field Services
Greenbrier
DOTEPI
DNGS
Cove Point
Tioga
South Holdings

B. Exhibits

The certificate as to filing with interested state commissions is attached hereto as Exhibit A.

A copy of the service agreement dated November 1, 2004 between DTECH and Dominion Elwood Services Company, Inc. is attached hereto as Exhibit B.

A copy of the purchase gas agreement dated July 21, 1998 between Field Services and Dominion Exploration and Production, Inc. is attached hereto as Exhibit C.

SIGNATURE

The undersigned registered holding companies have duly caused this quarterly report to be signed on their behalf by the undersigned attorney thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

DOMINION RESOURCES, INC.

By: /s/ James F. Stutts James F. Stutts Its Attorney

CONSOLIDATED NATURAL GAS COMPANY

By: /s/ James F. Stutts James F. Stutts Its Attorney

Dated: May 27, 2005

Exhibit A

CERTIFICATE

The undersigned certifies that she is the duly designated and acting attorney of Dominion Resources, Inc., a Virginia corporation ("DRI") and Consolidated Natural Gas Company, a Delaware corporation ("CNG") and that:

The Combined Quarterly Report for DRI and CNG on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended March 31, 2005 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

The names and addresses of such state utility commissions are:
Utilities Department Public Utility Commission of Ohio 180 Broad Street Columbus, OH 43266-0573
Executive Secretary West Virginia Public Service Commission 201 Brooks Street Charleston, WV 25301
Secretary Pennsylvania Public Utility Commission North Office Building Commonwealth Avenue and North Street Harrisburg, PA 17101
Director, Public Utility Accounting Virginia State Corporation Commission 1300 East Main Street Richmond, VA 23219
Chief Clerk North Carolina Utilities Commission 4325 Mail Service Center Raleigh, North Carolina 27699-4325

IN WITNESS WHEREOF, I have hereunto set my hand as of the 27th day of May 2005.

/s/ Sharon L. Burr
Sharon L. Burr Attorney for Dominion Resources, Inc. Consolidated Natural Gas Company

Exhibit B

SERVICE AGREEMENT
BETWEEN
DOMINION TECHNICAL SOLUTIONS AND
ELWOOD ENERGY, LLC.

This document defines the services provided to Elwood Energy, LLC. by Dominion Technical Solutions. These services are detailed in the chapters that follow. A pricing schedule and a contact listing for this agreement is provided.

Duration: This service agreement will be in effect from November 1, 2004 (or the actual execution date) through December 31, 2010. The Director -Electric Transmission Operations and the Station Director must agree to any changes to this agreement

Pricing: Pricing is based upon time and materials in accordance with the pricing schedules in Appendix A. As you will note we have included SBU overheads and the SAP billing surcharge according to our agreement with the Virginia SCC for work with other affiliates within Dominion.

Requests: All work request for Engineering, Construction, Material Procurement, and Technical Services for substations by Dominion Technical Solutions shall be made by authorized station personnel. Initial contact can be made according to the contact listings in Appendix "B". A Letter of Authorization (LOA) for the work must be sent to the person on top of the contact listing even if the initial contact was by telephone. Emergency telephone numbers are provided for work request outside of normal business hours.

Billing: A WBS element will be set up that defaults to the Dominion Service Company for any work Dominion Technical Solutions may perform for Elwood Energy, LLC. The WBS element will be used for labor and SAP will be set up to add the appropriate overhead markups per the pricing schedule. Specific purchased materials will be charged directly to Elwood Energy, LLC. at cost. The Service Company will automatically invoice Elwood Energy, LLC. each month based upon any charges that have been made to the Elwood Energy, LLC. WBS element. This invoice will be entered as revenue to the Dominion Technical Solutions income statement.

Elwood Energy, LLC. Service Agreement

Service Agreement Approvals

_/s/ D.W. Roop________________________ Director-Electric Transmission Field Operations Dominion-Virginia Power	__/s/ D.W. Faison_____________________ Director-F&H Operations Dominion Energy

Dominion Energy Service Agreement
4/30/2003

SERVICES PROVIDED BY DOMINION TECHNICAL SOLUTIONS
TO
ELWOOD ENERGY, LLC
COMBUSTION-TURBINE STATION

TABLE OF CONTENTS

Chapter 1.0	Electric Transmission Field Operations 1.1 Electrical Equipment Support Services 1.2 System Protection Support Services
Appendix "A"	Electric Transmission Field Operations Pricing Schedule
Appendix "B"	Contact Listing

Dominion Energy Service Agreement
04/30/2003

1.0 ELECTRIC TRANSMISSION FIELD OPERATIONS

Description of Services Provided

The Electric Transmission Field Operations group of Dominion Technical Solutions provides the following substation technical support and distribution line support services on a routine or ''as requested" basis:

1.1 Electrical Equipment Technical Support Services

  Provide Oil Quality testing services on GSU. Station Service and Reserve Station Service transformers.
  Provide transformer oil dissolved gas analysis (DGA) lab testing and interpretation of test results on a routine basis.

Initial test data and all future test sample data will be included in Transmission Field Operations -Substations DGA database and trended accordingly.

  Provide transformer maintenance technical support services.
  Provide circuit breaker maintenance technical support services.
  Provide oil processing technical support services.
  Maintain electrical equipment nameplate data in the Transmission Field Operations - Substations equipment database.
  Provide thermal scan support for the electrical system including labor and scan equipment
  Provide Station control battery testing services
  Provide Station ground grid testing services

1.2 Protective Relaying Technical Support Services

  Perform routine testing of protective relays. This includes inspection, as found tests, application of settings, calibration, cleaning, and documentation.
  Perform routine operational checks of protective relay control schemes.
  Perform routine testing of transformer gauges and alarms.

 Dominion Energy Service Agreement
04/30/2003

  Insulation testing of protective relay and control circuits.
  Perform Current and Potential Transformer ratio and insulation tests.
  Provide special test such as generator synchronizing relay verification, electrical disturbance analyzer installation, temporary fault recorder installation and remote interrogation of microprocessor relays.
  Respond to technical questions and request for technical support from station personnel.
  Provide lab services such as repair of broken relays, relay evaluations, and investigate problems with relays.

Service Level Provided

Services requested by the customer will be provided as needed. If the requested services are required on site, an advance notice of one week will be required prior to date the services are needed. If the on site services requested are delayed or canceled without prior notice, all cost incurred will be billed.

Transformer oil dissolved gas analysis (DGA) services will be scheduled through Electric Transmission Field Operations -Substations computerized maintenance management system (CMMS) at the intervals set by the customer. Oil syringes will be provided to the customer and should be returned within 2 weeks. The test results and the interpretation of those results should be available within 30 days. This service will be billed on a per sample basis.

Pricing Schedule

See Appendix "A".

Request for Service

See Appendix "B".

Dominion Energy Service Agreement
04/30/2003

Service Agreement Approval
Electric Transmission Field Operations

__/s/ D.W. Roop____________________________ Director-Electric Transmission Field Operation	__/s/ D. W. Faison___________________________ Director F&H Operations

Dominion Energy Service Agreement
4/30/2003

Appendix A

DOMINION TECHNICAL SOLUTIONS PRICING SCHEDULE

LABOR RATES

JOB TITLE	SAP BASE RATES	PROJECT MANAGEMENT SURCHARGE	BILLING SURCHARGE	BILLING LABOR RATE
		27.90%	17.10%
Electrical Equipment Specialist -ST Electrical Equipment Specialist -OT Electrical Equipment Specialist -DT	$54.77 $44.59 $59.44	$15.28 $12.44 $16.58	$9.37 $7.62 $10.16	$79.42 $64.66 $86.19
Sr Electrical Equipment Specialist -ST Sr Electrical Equipment Specialist -OT Sr Electrical Equipment Specialist -DT	$57.54 $47.64 $63.52	$16.05 $13.29 $17.72	$9.84 $8.15 $10.86	$83.43 $69.08 $92.10
Lead Electrical Equipment Specialist -ST Lead Electrical Equipment Specialist -OT Lead Electrical Equipment Specialist -DT	$67.71 $55.82 $74.42	$18.89 $15.57 $20.76	$11.58 $9.55 $12.73	$98.18 $80.94 $107.91
Sr System Protection Technician -ST Sr System Protection Technician -OT Sr System Protection Technician -DT	$54.53 $45.30 $60.40	$15.21 $12.64 $16.85	$9.32 $7.75 $10.33	$79.07 $65.69 $87.58
Lead System Protection Technician -ST Lead System Protection Technician -OT Lead System Protection Technician -DT	$64.62 $52.96 $70.61	$18.03 $14.78 $19.70	$11.05 $9.06 $12.07	$93.70 $76.79 $102.38
Consulting Engineer	$90.78	$25.33	$15.52	$131.63
Technical Specialist	$72.86	$20.33	$12.46	$105.65
Engineer II - ST Engineer II- OT	$53.95 $44.36	$15.05 $12.38	$9.23 $7.59	$78.23 $64.32
Engineer III - ST Engineer/Designer III - OT	$76.75 $63.22	$21.41 $17.64	$13.12 $10.81	$111.29 $91.67
Coordinator Construction	$81.80	$22.82	$13.99	$118.61
Project Manager	$97.41	$27.18	$16.66	$141.24

VEHICLE & EQUIPMENT I MATERIAL RATES

ITEM	SAP BASE RATES	MATERIAL OH RATE	BILLING SURCHARGE	BILLING RATE
Vehicles & Equipment Material	Cost Cost	18.90% *	13.10% *	* *

ITEM	RATE		BILLING SURCHARGE	BILLING RATE
DGA Database Setup (One Time Fee) DGA Lab Test and Analysis per Sample	$500.00 $200.00		13.10% $65.50 $26.20	$565.50 $226.20

 Dominion Technical Solutions

Exhibit C
CNG Producing Company New Orleans, LA	Date: July 21, 1998 Transaction Confirmation #: CNGFSC-98-001

This Transaction Confirmation is subject to the Base Contract between Seller and Buyer dated July 21, 1998. The terms of this Transaction Confirmation are binding unless disputed in writing within 2 Business Days of receipt unless otherwise specified in the Base Contract.

SELLER:
CNG Producing Company
1450 Poydras Street
New Orleans, LA 70112
Attn: Mr. Raymond A.G. Oalmann
Phone: (504) 593-7472
Fax: (504) 593-7395
Base Contract No. _________
Transporter: See Attachment 1
Transporter Contract Number _________

BUYER:
CNG Field Services Company
P. O. Box 1570
Clarksburg, WV 26301-1570
Attn: Mr. Charlie Roberts
Phone: (304) 623-8167
Fax: (304) 623-8973
Base Contract No. _________
Transporter: See Attachment 1
Transporter Contract Number: _________

Contract Price: $_______/MMBtu or See Special Conditions below.

Delivery Period: Begin: August 1, 1998 End: July 31, 1999

Performance Obligation and Contract Quantity: (Select One) See Special Conditions below.

Delivery Point(s): See Special Conditions below.
(If a pooling point is used, list a specific geographic and pipeline location)

Special Conditions:

During the Delivery Period, Seller shall deliver and Buyer shall receive, on a firm basis, and pay for 100% of the gas produced by the Seller from the wells flowing into the Aggregation Points identified in Attachment 1 hereto; such deliveries to be made at the wellheads ("Delivery Points") and into the pipelines listed in Attachment 1; provided that Seller reserves the continuing right to recall from delivery to Buyer and to sell to others any portion of such gas, upon providing 24 hours notice to Buyer. The price per MMBtu to be paid Seller for such gas received by Buyer shall be the Buyer's Weighted Average Sales Price per MMBtu ("WASP"), as determined below for each Aggregation Point, minus (I) an amount equal to the charge per MMBtu that CNG Transmission Corporation ("CNGT") would assess, including fuel and losses and products extraction charges, to gather such gas from the Delivery Points to the applicable Aggregation Point, such charge per MMBtu not to exceed during the Delivery Period the maximum charge per MMBtu that CNGT could collect for rendering such gathering service pursuant to CNGT's currently effective settlement agreement, as approved by the FERC, and (II) Buyer's Allocated Marketing Costs per MMBtu, as determined below. The WASP shall be determined by dividing (I) the revenues payable to Buyer (regardless of whether such revenues payable are actually remitted to Buyer or Buyer's receivable account(s) are or become uncollectible) as the consequence of Buyer's sale during the applicable month of Baseload Sales Gas (as defined below) originating from the applicable Aggregation Point (including, however, in the case of sales that involve both a fixed (e.g. reservation) and commodity (e.g. volumetric) pricing component, only the commodity component) by (II) the total monthly volume in MMBtu's of such Baseload Sales Gas. The term "Baseload Sales Gas" shall mean gas contracted for sale by Buyer at the beginning of the month under terms calling for delivery of a specified volume on each day of the month. Buyer's Allocated Marketing Costs per MMBtu shall be determined by dividing (I) the monthly cost of salaries and wages, benefits, payroll taxes and compensated absences (as determined in accordance with CNG System policies and procedures) of Buyer's employees engaged in marketing gas from supply pools on CNGT and Columbia Gas Transmission Corporation, plus any direct expenditure(s) during the applicable month to third parties made by Buyer in connection with the marketing of Seller's supply, by (II) the total volume of gas purchased by Buyer during the same month from Seller and all other gas suppliers to Buyer.

Seller: CNG Producing Company By: /s/ Raymond A.G. Oalmann Title: Director of Gas Marketing Date: 12/28/98	Buyer: CNG Field Services Company By: /s/ Charlie Roberts Title: Vice President Date: 12/28/98